


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC M.S.
RECEIVED
PROCESSING
JUN 28 2002
WASH, D.C.
152
SECTION

# FORM 11 - K

# ANNUAL REPORT

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-983



A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

## NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

**NATIONAL STEEL CORPORATION**
**4100 EDISON LAKES PARKWAY**
**MISHAWAKA, IN 46545-3440**

# FORM 11-K

## TABLE OF CONTENTS

| | Pages |
|---|---|
| Audited Financial Statements Prepared in Accordance with the Financial Reporting Requirements of ERISA | 3-14 |
| Signature Page | 15 |
| Exhibit Index | 16 |

Financial Statements and Schedule

# NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN

(Plan 004)

*Years ended December 31, 2001 and 2000 with Report of Independent Auditors*

National Steel Represented
Employee Retirement Savings Plan

Financial Statements and Schedule

Years ended December 31, 2001 and 2000

## Contents


Report of Independent Auditors .......... 5

Audited Financial Statements

Statements of Assets Available for Benefits .......... 6
Statements of Changes in Assets Available for Benefits .......... 7
Notes to Financial Statements .......... 8

Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of Year) .......... 14



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# Report of Independent Auditors

The Administrator of the National Steel
Represented Employee Retirement Savings Plan
National Steel Corporation
Mishawaka, Indiana

We have audited the accompanying statements of assets available for benefits of the National Steel Represented Employee Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits for the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 24, 2002

Ernst & Young LLP

# National Steel Represented
# Employee Retirement Savings Plan

## Statements of Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | **2001** | **2000** |
| **Assets** | | |
| Investments, at fair value | **$ 292,206,423** | $ 335,882,892 |
| Employee contributions receivable | **1,126,374** | 1,306,261 |
| Assets available for benefits | **$ 293,332,797** | $ 337,189,153 |

*See accompanying notes.*

EIN: 25-0687210
PN: 004

# National Steel Represented Employee Retirement Savings Plan

## Statements of Changes in Assets Available for Benefits

| | Years ended December 31, | |
|---|---|---|
| | **2001** | **2000** |
| Additions: | | |
| Employee contributions | **$ 24,794,758** | $ 29,636,970 |
| Interest and dividend income | **7,516,496** | 33,446,760 |
| Loan repayment interest | **550,553** | 654,823 |
| Total additions | **32,861,807** | 63,738,553 |
| Deductions: | | |
| Participants withdrawals—benefits | **29,603,567** | 25,705,473 |
| Administrative expenses | **91,508** | 66,760 |
| Total deductions | **29,695,075** | 25,772,233 |
| Net assets transferred to National Steel Retirement Savings Plan | **(670,140)** | (521,099) |
| Net realized and unrealized depreciation in fair value of investments | **(46,352,948)** | (48,091,037) |
| Net deductions | **(43,856,356)** | (10,645,816) |
| Assets available for benefits at beginning of year | **337,189,153** | 347,834,969 |
| Assets available for benefits at end of year | **$ 293,332,797** | $ 337,189,153 |

*See accompanying notes.*

# National Steel Represented Employee Retirement Savings Plan

## Notes to Financial Statements

December 31, 2001

### 1. Subsequent Events

*Bankruptcy of Plan Sponsor*

On March 6, 2002, National Steel Corporation ("NSC" or the "Company") filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court ("Court"). The Company received commitments for up to $450 million in Secured Super Priority Debtor In Possession ("DIP") financing from the existing senior secured bank group subject to court approval, which combined with other actions will be used to fund post-petition operating expenses as well as supplier and employee obligations. The Company filed for protection under Chapter 11 in order to obtain the necessary time to stabilize its finances and to attempt to develop a plan of reorganization that will enable it to return to sustained profitability. After negotiations with various parties in interest, the Company expects to present a plan of reorganization to the court to reorganize its business and to restructure its obligations.

The Company's current financial difficulties could ultimately impact the decision to continue the Plan; however, the Company currently intends to make no such changes to the Plan.

*NSC Class B Common Stock*

Effective March 13, 2002, the New York Stock Exchange delisted the NSC Class B Common Stock. Due to this action, the Administrative Committee of the 401(k) Plans changed the accounting method for investments in the National Steel Stock Fund option from "units" to "shares" of stock. Additionally, beginning March 13, 2002, the National Steel Stock Fund is not a Plan investment option for future contributions or transfers. However, participants can elect to exchange the NSC Class B Common Stock for any of the Fidelity funds in the Plan.

At December 31, 2001, the Plan held 5,326,181 units in the National Steel Stock Fund, with a price of $1.69 per unit, for an aggregate market value of $9,001,246. Of this total in the unitized fund, there were 5,399,904 shares of NSC Class B Common Stock at a price of $1.45 per share, for an aggregate market value of $7,829,860. Since December 31, 2001, the market value of the stock has declined significantly. At April 30, 2002, the Plan held 5,785,202 shares of NSC Class B Common Stock, with a price of $0.18 per share, for an aggregate market value of $1,041,336.

National Steel Represented
Employee Retirement Savings Plan

Notes to Financial Statements (continued)

**2. Description of the Plan**

The following description of the National Steel Represented Employee Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a multi-employer defined contribution plan of the Company and certain local unions as described below (the "Local Unions"), collectively the "Employer", qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC"). The Plan was established effective January 1987 and covers substantially all employees of the Company employed on a permanent full–time basis who are covered by a collective bargaining agreement between the Company and certain Local Unions. Pursuant to the terms of the August 1, 1999 labor agreement between the Company and certain Local Unions, the Plan provisions extend through July 31, 2004. Local Unions of the following organizations are eligible to participate in the Plan:

- United Steelworkers of America ("USWA")
- United Plant Guard Workers of America
- International Chemical Workers of America
- International Union of Bricklayers and Allied Craftsmen
- International Hodcarriers, Building and Common Laborers Union of America
- Transportations Communication Union

Also covered under the Plan are certain local headquarters staff of the above-described Local Unions. Such employees of the Company and staff of the Local Unions are participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees are permitted to elect to participate in the Plan or to change their current level of participation as of the first day of the first payroll period following the receipt of an election notice. Individual accounts ("Accounts") are established for each of the participants who may elect to allocate their contributions from compensation derived from standard hourly wages among any of the fourteen Fidelity investment funds or the NSC Class B Common Stock Fund.

**2. Description of the Plan (continued)**

Participant contributions must be equal to or greater than one percent (1%) of the participant's wages and may be increased in multiples of one percent (1%) up to a maximum percentage specified from time to time by the Plan's administrator. The maximum contribution at December 31, 2001 is eighteen percent (18%) of compensation. Payments from the Company's profit sharing or productivity gainsharing bonus plans may also be contributed to the investment options in multiples of 5% up to 100% of such compensation. Contributions from all sources must not exceed limitations set forth in the IRC. All amounts contributed by participants are at all times non-forfeitable and fully vested.

Investment election changes can be made on a daily basis in accordance with Plan provisions. Contributions may be made as before-tax contributions or rollover contributions as permitted by the IRC and as elected by the participant.

Administrative and trustee expenses consist of fees incurred for investment management, participant account recordkeeping, participant loans administration and independent auditors. All of these expenses are assumed by the Plan and equally allocated to individual participant accounts except for the loan administration fees which are charged to the participant receiving the loan. The Employer assumes other administrative costs associated with the Plan.

Participants may borrow from their Accounts a minimum of $500 up to a maximum of the lesser of $50,000 reduced by the highest outstanding balance of any previous loan during the one (1) year period ending on the day before the date the loan being requested is made or 50% of the combined total of their Accounts. Two loans are permitted to be outstanding under the Plan, and loan terms are up to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 7.00% to 10.5% at December 31, 2001. Principal and interest is paid ratably in approximately equal installments through payroll deductions.

On termination of service, a participant may receive a lump-sum amount equal to the value of his or her Accounts, or upon death, disability or retirement, elect to receive annual installments over a period not to exceed the life expectancy of the participant or the joint life and the last survivor expectancy of the participant and his or her beneficiary.

Additional information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet, Retirement Programs for Represented Employees Summary Plans Description. Copies of the pamphlet are available from the Company's Human Resource Department.

National Steel Represented
Employee Retirement Savings Plan

Notes to Financial Statements (continued)

## 3. Significant Accounting Policies

### Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

### Investments Valuation and Income Recognition

The fair value of the participation units ("shares") that are owned by the Plan in the Fidelity funds are based on quoted redemption values on the last business day of the Plan year. The investments in NSC Class B Common Stock are valued at the quoted market price on the last business day of the Plan year. Participant loan receivables are valued at their outstanding balances, which approximate fair value.

Interest income is recorded as earned based on the stated rate. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at their fair market value, net unrealized depreciation for the year is included in the statement of changes in assets available for benefits.

### Use of Estimates

Preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Payment of Benefits

Benefits are recorded when paid.

### Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

National Steel Represented
Employee Retirement Savings Plan

Notes to Financial Statements (continued)

**4. Investments**

Pursuant to the terms of the Plan, participants may elect to invest in any of the Fidelity funds or in the NSC Class B Common Stock Fund. However, as of March 13, 2002, the National Steel Stock Fund was closed to new contributions, loan repayments and investments. Any elections for this fund have been changed to the Fidelity Cash Reserves.

Investments that represent 5% or more of the Assets Available for Benefits at December 31, 2001 and 2000 were as follows:

| | December 31, 2001 | | December 31, 2000 | |
|---|---|---|---|---|
| | **Shares** | **Fair Value** | **Shares** | **Fair Value** |
| Fidelity Cash Reserves | **45,234,176** | **$ 45,234,176** | 39,234,787 | $ 39,234,787 |
| Fidelity Equity Income Fund | **1,523,377** | **74,295,104** | 1,578,774 | 84,353,897 |
| Fidelity Independence Fund | **5,089,563** | **80,262,411** | 5,378,024 | 118,370,316 |
| Fidelity Magellan Fund | **283,571** | **29,553,780** | 281,461 | 33,578,330 |

**5. Net Realized and Unrealized Depreciation in Fair Value of Investments During the Year**

| | |
|---|---|
| **Year Ended December 31, 2001** | |
| Mutual Fund Investments | **$ (47,134,054)** |
| Common Stock Investments | **781,106** |
| Total | **$ (46,352,948)** |
| | |
| **Year Ended December 31, 2000** | |
| Mutual Fund Investments | $ (26,535,647) |
| Common Stock Investments | (21,555,390) |
| Total | $ (48,091,037) |

**6. Transactions with Parties-in-Interest**

A majority of the Plan investments are funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, consequently, these transactions qualify as party-in-interest transactions. Fees paid to the trustee by the Plan amounted to $91,508 in 2001 and $66,760 in 2000. The Company provides certain recordkeeping and administrative services to the Plan for which it receives no compensation.

**7. Plan Termination**

Although they have not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants shall be entitled to receive the amounts then credited to their accounts.

**8. Income Tax Status**

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

EIN: 25-0687210
PN: 004

# National Steel Represented Employee Retirement Savings Plan

## Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2001

| (a) | (b)<br>Identity of Issue, Borrower, Lessor, or Similar Party | (c)<br>Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value | (e)<br>Current Value |
|---|---|---|---|
| * | Fidelity Management Trust Company | Cash Reserves (45,234,176 shares) | $ 45,234,176 |
| | | Contrafund (201,943 shares) | 8,637,097 |
| | | Equity Income Fund (1,523,377 shares) | 74,295,104 |
| | | Freedom 2000 Fund (98,909 shares) | 1,139,437 |
| | | Freedom 2010 Fund (177,134 shares) | 2,233,654 |
| | | Freedom 2020 Fund (99,072 shares) | 1,246,323 |
| | | Freedom 2030 Fund (97,130 shares) | 1,219,954 |
| | | Freedom Income Fund (33,589 shares) | 367,127 |
| | | Growth & Income Portfolio (187,214 shares) | 6,998,064 |
| | | Independence Fund (5,089,563 shares) | 80,262,411 |
| | | Intermediate Bond Fund (1,194,867 shares) | 12,331,029 |
| | | Magellan Fund (283,571 shares) | 29,553,780 |
| | | NSC Class B Common Stock Fund (5,326,181 shares) | 9,001,246 |
| | | Small Cap Stock Fund (139,309 shares) | 2,340,398 |
| | | Spartan U.S. Equity Index Fund (123,341 shares) | 5,012,568 |
| * | Participant loans | Principal amount of $12,334,055 with interest ranging from 7.00% to 10.5%, due through December 2006 | 12,334,055 |
| | Total | | $ 292,206,423 |

* Indicates party-in-interest to the Plan.

Note: Column (d), cost information, is not required and therefore has been omitted.

EIN: 25-0687210
PN: 004

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN**

BY: ______________________
John A. Maczuzak
President and Chief Operating Officer

BY: ______________________
Kirk A. Sobecki
Senior Vice President and Chief Financial Officer

Date: June 26, 2002

# EXHIBIT INDEX


| Exhibit | Description | Page |
|---|---|---|
| 23 | Consent of Independent Auditors | 17 |

Exhibit 23

## CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51087) pertaining to the National Steel Represented Employee Retirement Savings Plan of our report dated May 24, 2002, with respect to the financial statements and schedule of the National Steel Represented Employee Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Indianapolis, Indiana
June 21, 2002

Ernst & Young LLP